Exhibit 2

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. (“Oi” or the “Company”), pursuant to the provisions of article 12 of CVM Instruction No. 358/02, discloses that it has received correspondence from the Capital Group International, Inc., with the following information:

“NOTICE

In compliance with the provisions of article 12, paragraph 4, of CVM Instruction No. 358, dated January 3, 2012, as amended, Capital Group International, Inc., a company organized and existing under the laws of the United States of America, headquartered at 333 South Hope Street, Los Angeles, California 90071, United States (“CGII”), as a holding company of investment management companies abroad, hereby discloses that, through open market transactions on behalf of its clients, it reduced its management participation in preferred shares (“Preferred Shares”) and American Depositary Receipts representing Preferred Shares issued by Oi S.A., a publicly-held company enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under the No. 76.535.764/0001-43 ( the “Company”). On April 12, 2012, CGII managed a total of 77,225,421 preferred shares (“Preferred Shares”), corresponding to 6.44% of the Preferred Shares of the Company and, as a result of the transactions mentioned above, now manages a total of 58,206,771 Preferred Shares of the Company, corresponding to 4.85% of this type of share. No other company belonging to the CGII economic group holds ownership interests in the Company. It is a minority investment that does not change the control or management composition of the Company. Currently, CGII has no target ownership of the Company’s shares. It does not hold, directly or indirectly or through any related party, any debentures convertible into shares nor is it or any party related to it party to any agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the Company.

August 14, 2013

CAPITAL GROUP INTERNATIONAL, INC.”

Rio de Janeiro, August 16, 2013

Bayard de Paoli Gontijo

Investor Relations Officer

Oi S.A.